TransAlta announces Alberta power auction

CALGARY, ALBERTA (March 2, 2011) - TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it will be hosting its fourth Alberta fixed-price power auction on Tuesday, May 10, 2011. For Alberta wholesale power buyers seeking competitive prices for their long-term electricity needs, power auctions offer an efficient means to secure an affordable and reliable supply.

TransAlta has been holding Alberta power auctions since 2009 attracting a variety of participants including Canadian industrials, wholesale banks and trading companies. At the upcoming May 10 auction, TransAlta will be selling a four-year strip of Alberta power (2012 – 2015).

The auction will be facilitated by World Energy Solutions Inc. (TSX: XWE; NASDAQ: XWES), an operator of online exchanges for energy and green commodities.

For more details about TransAlta’s wholesale power auction, please visit the company's website: www.transalta.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Auction inquiries:

Cory St. Croix

Senior Originator

Phone: (403) 267-6929 or Email: cory_stcroix@transalta.com

Media inquiries:

Bob Klager

Director, Corporate & Community Relations

Phone:  (403) 267-7330 or Email: robert_klager@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: 1-800-387-3598

Email: investor_relations@transalta.com